June 20, 2019

Marc Angell
Chief Executive Officer and Chairman
Marquie Group, Inc.
3225 McLeod Drive, Suite 100
Las Vegas, NV

       Re: Marquie Group, Inc.
           Amendment No. 1 to
           Offering Statement on Form 1-A
           Filed June 7, 2019
           File No. 024-10992

Dear Mr. Angell:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Our references to prior comments are to comments in our May 22, 2019 letter.

Amendment No. 1 to Offering Statement on Form 1-A

Cover Page

1. We note that you revised the offering amount on the cover page to reflect a maximum offering of up to 10,000,000,000 shares. However, you continue to state throughout the offering circular that the maximum offering amount will be up to 1,250,000,000 shares.
      Please clarify the anticipated maximum offering amount throughout the offering circular and confirm that any calculations based upon the maximum offering amount reflect the correct maximum offering amount and the offering price.
 Marc Angell
FirstName LastNameMarc Angell
Marquie Group, Inc.
Comapany NameMarquie Group, Inc.
June 20, 2019
June 20, 2019 Page 2
Page 2
FirstName LastName
Risk Factors, page 3

2. Refer to prior comment 2. We note that certain of your risk factors do not identify any risk to the company. For example, the risk factor entitled "our yearly financials are independently audited" fails to identify any applicable risk. Please revise accordingly.
3. As a Section 12(g) reporting company, you were required to file a Form 8-K within four business days following the August 2018 reverse merger with TMG. We note that your 8-
         K filed September 6, 2018, includes no related party disclosure or description of the material relationship between the parties with respect to the reverse merger. Accordingly, include risk factor disclosure addressing this noncompliance and any resulting risk to the company.
Company Overview
Company History, page 20

4. Refer to prior comment 5. Disclose the date that The Marquie Group, Inc. was founded by Jacquie Carter prior to the reverse merger.
Management, page 29

5. Highlight the familial relationship between Jacquie Carter, who founded The Marquie
         Group, Inc. and serves as the company's president, and Marc Angell, the company's
         CEO. Refer to Part II, Item 10(b) of Form 1-A.
Relationships and Related Party Transactions, page 31

6. Disclose the value of the 40,000,002 shares of common stock that the company issued to
         TMG shareholders in connection with the related party transaction. Exhibits

7. Your form of subscription agreement, filed as exhibit 4.1, appears to have been filed in error as it references a different company. Please file as an exhibit the subscription agreement that prospective purchasers in this offering will be asked to sign in order to subscribe to the offering.
General

8. Your Part I information indicates that "bad actor" disclosure under Rule 262(d) is provided in Part II of the offering statement, yet no such disclosure is included. Please advise or revise your Part I information as appropriate.
9. You checked the box in Part I indicating that you intend this offering to last more than one year. This appears to conflict with your disclosure on page 17, where you state that the shares are being offered for a period not to exceed 360 days. Please advise or revise.
 Marc Angell
Marquie Group, Inc.
June 20, 2019
Page 3

        You may contact Charles Eastman, Staff Accountant, at (202) 551-3794, or Robert S.
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess,
Attorney-Adviser, at (202) 551-7951 or Larry Spirgel, Assistant Director, at
(202) 551-3810 with
any other questions.



FirstName LastNameMarc Angell                              Sincerely,
Comapany NameMarquie Group, Inc.
                                                           Division of
Corporation Finance
June 20, 2019 Page 3                                       Office of
Telecommunications
FirstName LastName